UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 21)
BELO CORP.
(Name of Issuer)
Series A Common Stock, par value $1.67 per share
(Title of Class of Securities)
080555 10 5
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	080555 10 5	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS Robert W. Decherd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		8,300,755(1)(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,159(1)(3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,300,755(1)(2)

WITH	8	SHARED DISPOSITIVE POWER

23,159(1)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,323,914(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 080555 10 5	Page 3 of 5 Pages
ITEM 1.
(a)	Name of Issuer:
Belo Corp.
(b)	Address of Issuer’s Principal Executive Offices:
P.O. Box 655237
Dallas, Texas 75265-5237
ITEM 2.
(a)	Name of Person Filing:
Robert W. Decherd
(b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 655237
Dallas, Texas 75265-5237
(c)	Citizenship:
United States
(d)	Title of Class of Securities:
Series A Common Stock, par value $1.67 per share
(e)	CUSIP Number:
080555 10 5
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 080555 10 5	Page 4 of 5 Pages
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 8,323,914(1)(2)

(b)	Percent of Class: 8.6%(4)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 8,300,755(1)(2)

(ii)	Shared power to vote or to direct the vote: 23,159(1)(3)

(iii)	Sole power to dispose or to direct the disposition of: 8,300,755(1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 23,159(1)(3)

(1)	Series B common stock is convertible at any time on a share-for-share basis into Series A common stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.

(2)	Includes 2,023,464 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days, 20,295 Series A shares subject to restricted stock units that may become issuable within 60 days, 5,468 Series A shares held in the Issuer’s 401(k) plan, and 499,087 Series B shares indirectly held in grantor retained annuity trusts (the “GRATs”). Also includes trusts (the “Trusts”) for which Mr. Decherd serves as trustee, which hold 13,980 Series B shares. The number does not include 1,200 Series A shares and 1,200 Series B shares owned by Mr. Decherd’s wife, and 25,000 Series B shares held in trusts established for the benefit of Mr. Decherd’s daughter, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(3)	These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.

(4)	Pursuant to Rule 13d-3(d)(1)(i), this percentage of ownership was calculated by taking the total number of Series A shares beneficially owned by the Reporting Person (i.e., total Series A and Series B shares beneficially owned by the Reporting Person, including the total number of Series A and Series B shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities) and dividing that number by the total number of Series A shares outstanding (i.e., the total Series A shares outstanding plus the Series B holdings of the Reporting Person plus the total number of Series A shares the Reporting Person has the right to

CUSIP No. 080555 10 5	Page 5 of 5 Pages

acquire or receive within 60 days pursuant to exercisable options and convertible securities). The outstanding Series A shares used in this calculation include Series A shares into which the Series B holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B holdings of any other individual or entity. If the percentage were calculated to include all of the outstanding Series B shares which are convertible to Series A shares, the Reporting Person would be deemed to be the beneficial owner of 8.0% of the outstanding Series A shares.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
     The Reporting Person’s children are remaindermen of the GRATs. The Trusts have the right to receive dividends from, and sales proceeds of, the 13,980 Series A shares reported as beneficially owned by the Reporting Person as a trustee of the Trusts.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     Not applicable
ITEM 10. CERTIFICATION.
     Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008.	/s/ Robert W. Decherd
Robert W. Decherd